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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                    Under The Securities Exchange Act of 1934

                                  TRITEL, INC.
                                  ------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK,
                              ---------------------
                         (Title of Class of Securities)

                                   89675X 10 4
                                   -----------
                                 (CUSIP Number)

                                December 13, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [X] Rule 13d-1(d)






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CUSIP NO. 89675X 10 4                 13G                PAGE 2 OF 4 PAGES


1.      Name of Reporting Person and I.R.S. Identification Number:

               FCA Ventures Partners I, L.P.

2.      Check the Appropriate Row if a Member of a Group:

        (a) [ ]
        (b) [X]

3.      SEC Use Only:

4.      Citizenship or Place of Organization:

        Tennessee

Number of Shares Beneficially Owned by each Reporting Person With:

5.      Sole Voting Power - 125,672

6.      Shared Voting Power - None

7.      Sole Dispositive Power - 125,672

8.      Shared Dispositive Power - None

9.      Aggregate Amount Beneficially Owned by each Reporting Person - 125,672

10.     Check if the Aggregate Amount in Row 9 Excludes Certain Shares:  [ ]

11.     Percent of Class Represented by Amount in Row 9:   Less than 1%

12.     Type of Reporting Persons: PN







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CUSIP NO. 89675X 10 4                 13G                PAGE 3 OF 4 PAGES


1.      Name of Reporting Person and I.R.S. Identification Number:

               DC Investment Partners Exchange Fund, L.P.

2.      Check the Appropriate Row if a Member of a Group:

        (a) [ ]
        (b) [X]

3.      SEC Use Only:

4.      Citizenship or Place of Organization:

        Tennessee

Number of Shares Beneficially Owned by each Reporting Person With:

5.      Sole Voting Power - 251,345

6.      Shared Voting Power - None

7.      Sole Dispositive Power - 251,345

8.      Shared Dispositive Power - None

9.      Aggregate Amount Beneficially Owned by each Reporting Person - 251,345

10.     Check if the Aggregate Amount in Row 9 Excludes Certain Shares:  [ ]

11.     Percent of Class Represented by Amount in Row 9:   Less than 1%

12.     Type of Reporting Persons: PN












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CUSIP NO. 89675X 10 4                 13G                PAGE 4 OF 4 PAGES


1.      Name of Reporting Person and I.R.S. Identification Number:

               FCA Ventures Partners II, L.P.

2.      Check the Appropriate Row if a Member of a Group:

        (a) [ ]
        (b) [X]

3.      SEC Use Only:

4.      Citizenship or Place of Organization:

        Tennessee

Number of Shares Beneficially Owned by each Reporting Person With:

5.      Sole Voting Power - 2,189,738.76

6.      Shared Voting Power - None

7.      Sole Dispositive Power  - 2,189,738.76

8.      Shared Dispositive Power - None

9.      Aggregate Amount Beneficially Owned by each Reporting Person -
        2,189,738.76

10.     Check if the Aggregate Amount in Row 9 Excludes Certain Shares: [ ]

11.     Percent of Class Represented by Amount in Row 9: 1.8%

12.     Type of Reporting Persons: PN




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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G


ITEM 1.

        (a)    Name of Issuer:
               Tritel, Inc.

        (b)    Address of Issuer's Principal Executive Offices:
               111 Capitol Street, Suite 500, Jackson, MS 39201

ITEM 2.

        (a)    Name of Persons Filing:
               FCA Venture Partners I, L.P.
               FCA Venture Partners II, L.P.
               DC Investment Partners Exchange Fund, L.P.

        (b)    Address of Principal Business Office:
               The address of the principal business office of each of the filing persons is:
               10 Burton Hills Blvd.
               Suite 120
               Nashville, TN 37215

        (c)    Citizenship/ State of Organization:
               Tennessee

        (d) Title of Class of Securities: Class A Common Stock (the "Common Stock")

        (e)    CUSIP Number:
               89675X 10 4

ITEM 3.

               Not Applicable



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ITEM 4.        OWNERSHIP:
   (a) - (c)
               The response of each of the Reporting Persons to Items 5 through 11 of their respective Cover Sheets which relate to their beneficial ownership of the Common Stock of the Issuer is incorporated herein by reference.

               Each of the Reporting Persons is a party to a Stockholder's Agreement, dated January 7, 1999 (the "Agreement") and as such may be a part of a "group" for purposes of the Securities Exchange Act of 1934, as amended, whose members hold collectively more than 5% of the Issuer's Common Stock. Each of the Reporting Persons disclaims any beneficial ownership of the shares of Common Stock held by the other parties to the Agreement solely by reason of the Agreement.

               The parties to the Agreement consist of the Reporting Persons plus the following persons (the "Additional Reporting Persons"):
               William M. Mounger, II; E.B. Martin, Jr.; William S. Arnett; Karlen Turbeville; Thomas Clark Akers; James H. Neeld, IV; Curtis
               M. Hughes; Douglas M. McQueen; Dennis Watford; Keith Halford; Timothy Burnette; Kevin Shepherd; AT&T Wireless PCS, LLC; TWR Cellular, Inc.; M3, LLC; McCarty Communications, LLC; Mercury PCS Investors, LLC; Saunders Capital, LLC; Southern Farm Bureau Life Insurance Company; Trillium PCS, LLC; Central Alabama Partnership, L.P. 132; CIHC, Incorporated; Dresdner Kleinwort Benson Private Equity LLC; General Electric Capital Corporation; J.G. Funding LLC; The Manufacturer's Life Insurance Company (U.S.A.); Toronto Dominion Investments, Inc.; Triune PCS, LLC; and Clayton Associates.

               The Additional Reporting Persons filed a joint Schedule 13G dated February 9, 2000.

               The parties to the Agreement also hold in the aggregate 4,962,804 shares of Class D Common Stock, par value $0.01, which are convertible into an equivalent number of shares of Common Stock at the option of the holder and upon consent of the FCC. It is not expected that such conversion will occur within sixty days of this filing.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
               Not Applicable

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
               See the discussion as to the Additional Reporting Persons set forth above in Item 4.



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ITEM 7         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:
               Not applicable

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
               Not Applicable

ITEM 9         NOTICE OF DISSOLUTION OF GROUP:
               Not Applicable

ITEM 10        CERTIFICATION
               Not Applicable



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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 22, 2000

                                   FCA Venture Partners I, L.P.

                                   By:   DC Investment Partners, LLC, as its
                                         general partner

                                         By:  /s/ Michael W. Devlin
                                             -----------------------------------
                                         Name:  Michael W. Devlin
                                         Title:  Managing Partner



                                   FCA Venture Partners II, L.P.

                                   By:   Clayton - DC Venture Capital Group,
                                         LLC, as its general partner

                                         By:  /s/ Michael W. Devlin
                                             -----------------------------------
                                         Name:  Michael W. Devlin
                                         Title:  Managing Partner


                                   DC Investment Partners Exchange Fund, L.P.

                                   By:   DC Investment Partners, LLC, as its
                                         general partner

                                         By:  /s/ Michael W. Devlin
                                             -----------------------------------
                                         Name:  Michael W. Devlin
                                         Title:  Managing Partner





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                            Exhibit 1 to Schedule 13G

                                 March 22, 2000

This will confirm the agreement by an among the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of Tritel, Inc. is being filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


                                   FCA Venture Partners I, L.P.

                                   By:   DC Investment Partners, LLC, as its
                                         general partner

                                         By:  /s/ Michael W. Devlin
                                             -----------------------------------
                                         Name:  Michael W. Devlin
                                         Title:  Managing Partner


                                   FCA Venture Partners II, L.P.

                                   By:   Clayton - DC Venture Capital Group,
                                         LLC, as its general partner

                                         By:  /s/ Michael W. Devlin
                                             -----------------------------------
                                         Name:  Michael W. Devlin
                                         Title:  Managing Partner


                                   DC Investment Partners Exchange Fund, L.P.

                                   By:   DC Investment Partners, LLC, as its
                                         general partner

                                         By:  /s/ Michael W. Devlin
                                             -----------------------------------
                                         Name:  Michael W. Devlin
                                         Title:  Managing Partner





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